Exhibit 99.1

News Release

For Immediate Release

Stantec selected to design major new project at Seattle veterans hospital

SAN FRANCISCO CA (October 14, 2009) TSX, NYSE:STN

Stantec was recently awarded a contract with the U.S. Department of Veterans Affairs to provide architecture and engineering services for a major new project at the Puget Sound Medical Center in Seattle. The project includes a new 200,000-square-foot mental health outpatient and research center; seismic upgrade of an existing hospital bed tower; and a multi-story 800-car parking garage.  The total project budget is estimated to be $223 million.

“We are pleased to be supporting the department’s mission to provide excellence in patient care to veterans,” said Bob Gomes, Stantec President and CEO. “This contract is the first major capital project awarded to Stantec’s architecture practice by a U.S. federal agency and demonstrates our growing strength in the healthcare sector.”

The San Francisco office of Stantec Architecture with associate architect The Design Partnership, also of San Francisco, will provide integrated design services.  Stantec’s Seattle office will provide sustainability, mechanical and plumbing engineering services. Stantec’s Redmond, Washington office will provide environmental assessment; and the Rancho Cordova, California office will provide hazardous materials assessment and remediation planning.

The Department of Veterans Affairs is targeting LEED Silver certification for the project from the U.S. Green Building Council for environmentally-friendly construction methods and energy-saving design.

Stantec provides professional design and consulting services in architecture, engineering, planning, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 10,000 employees operating out of more than 130 locations across North America. Stantec trades on the TSX and on the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Media Relations Stantec (780) 917-7441 jay.averill@stantec.com	Media Contact Morgan Jones Media Relations Stantec (415) 946-6756 morgan.jones@stantec.com	Investor Contact Simon Stelfox Investor Relations Stantec (780) 917-7288 simon.stelfox@stantec.com

One Team. Infinite Solutions.